Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

HSBC Holdings plc

We consent to the use of our report dated 24 February 2014, with respect to the consolidated balance sheets of HSBC Holdings plc and its subsidiary undertakings as of 31 December 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended 31 December 2013 and the effectiveness of internal control over financial reporting as of 31 December 2013, included in the 31 December 2013 Annual Report on Form 20-F of HSBC Holdings plc and incorporated herein by reference.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England

4 August 2014